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*                                                                         *
*  INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS     *
*  SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING  *
*  TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE    *
*  COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE  *
*  ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS       *
*  DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE              *
*  ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE   *
*  SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE   *
*  SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE      *
*  WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE     *
*  SECURITIES LAWS OF ANY SUCH STATE.                                     *
***************************************************************************


PROSPECTUS SUPPLEMENT                                 Subject to Completion

(To Prospectus dated September 13, 1995)                 September 13, 1995

                                                FILED PURSUANT TO RULE 424(b)(2)
                                                REGISTRATION NO. 33-60683

7,300,000 Shares

LOGO
SERVICE CORPORATION INTERNATIONAL
Common Stock
(par value $1 per share)

Of the 7,300,000 shares of Common Stock, $1 par value (the "Common Stock" or the "SCI Common Stock"), of Service Corporation International, a Texas corporation (the "Company"), offered hereby, 5,840,000 shares initially are being offered in the United States and Canada (the "United States Offering") by the U.S. Underwriters (the "U.S. Underwriters") and 1,460,000 shares initially are being offered outside the United States and Canada (the "International Offering" and, together with the United States Offering, the "Offering" or the "Common Stock Offering") by the International Managers (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). The offering price and underwriting discount for the United States Offering and the International Offering are identical. See "Underwriting."

The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SRV." On September 12, 1995, the reported last sale price of the Common Stock on the NYSE was $37.00 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
                                                        Price to        Underwriting    Proceeds to
                                                        Public          Discount(1)     Company(2)
--------------------------------------------------------------------------------------------------------
Per Share                                               $               $               $
--------------------------------------------------------------------------------------------------------
Total(3)                                                $               $               $
--------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional 1,095,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds
to Company will be $          , $          and $          , respectively. See
"Underwriting."

The shares of Common Stock offered by this Prospectus Supplement are being offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters, and certain other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor on
or about           , 1995 at the offices of J.P. Morgan Securities Inc., 60 Wall
Street, New York, New York 10260.

J.P. MORGAN SECURITIES INC.                                  MERRILL LYNCH & CO.

           , 1995

                                 [4 color map.]

IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AND THE COMPANY'S CONVERTIBLE DEBENTURES AND THE TERM CONVERTIBLE SHARES OF SCI FINANCE LLC AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
Prospectus Summary.........................  S-4
The Company................................  S-6
Use of Proceeds............................  S-11
Price Range of Common Stock and
  Dividends................................  S-11
Capitalization.............................  S-12
Selected Financial Information.............  S-13

                                             PAGE
Unaudited Pro Forma Combined Financial
  Information..............................  S-14
Certain Federal Income Tax Consequences to
  Non-United States Holders................  S-33
Underwriting...............................  S-35

                                   PROSPECTUS

Available Information......................     3
Incorporation of Certain Documents by
  Reference................................     4
The Company................................     5
Recent Development.........................     5
Use of Proceeds............................     5
Description of Company Debt Securities.....     5
Description of Capital Stock...............    21
Description of Common Stock Warrants.......    24
Plan of Distribution.......................    26
Legal Matters..............................    26
Experts....................................    27

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. All information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting." References to the "Company" or "SCI" herein should be read as referring to Service Corporation International and its subsidiaries, except where the context indicates otherwise. Unless otherwise noted, all monetary amounts in this Prospectus Supplement refer to United States dollars.

                                  THE COMPANY

The Company is the largest provider of death care services and products in the world. As of June 30, 1995, SCI owned and operated 1,561 funeral homes, 246 cemeteries (including 105 funeral home and cemetery combinations) and 110 crematoria located in the United States, the United Kingdom, Australia and Canada. Included in such facilities are 92 funeral homes, 26 cemeteries and three crematoria worldwide acquired during the six months ended June 30, 1995. See "The Company -- International Expansion and Recent Acquisitions."

In August 1995, SCI acquired controlling ownership positions in Omnium de Gestion et de Financement S.A. ("OGF") and Pompes Funebres Generales S.A. ("PFG") (collectively, "OGF/PFG"), which the Company believes together constitute the largest funeral service organization in Europe. OGF/PFG operates over 950 funeral service locations and performed over 154,000 funerals in France in 1994, approximately 29% of the funerals in France. Additionally, approximately 14,000 funerals were performed by OGF/PFG in other countries, including Belgium, the Czech Republic, Italy, Singapore and Switzerland. See "The Company -- International Expansion and Recent Acquisitions."

In June 1995, the Company entered into an agreement to acquire Gibraltar Mausoleum Corporation and four related companies (collectively, "Gibraltar"). Gibraltar, a private funeral and cemetery company based in Indianapolis, Indiana, owns and operates 23 funeral homes and 54 cemeteries. Subject to certain conditions, including regulatory approval, the Company expects to complete the Gibraltar acquisition during the fourth quarter of 1995. See "The Company -- International Expansion and Recent Acquisitions."

SCI provides all professional services relating to funerals, burials and cremations, including the use of funeral homes and motor vehicles, the performance of cemetery interment services and the management and maintenance of cemetery grounds. It sells caskets, coffins, burial vaults and garments, cemetery interment rights, including mausoleum spaces and lawn crypts, stone and bronze memorials, cremation receptacles and related merchandise. SCI sells its services and products to client families both at and prior to the time of need. In addition, SCI's finance subsidiary, Provident Services, Inc. ("Provident"), provides financing to independent funeral home and cemetery operators.

SCI's strategy is to:

     o Continue to expand through the acquisition and construction, both domestically and internationally, of funeral homes, cemeteries and crematoria in areas with demographics that SCI believes to be favorable;

     o Increase the operating margins of its existing and acquired facilities by having those facilities share resources pursuant to SCI's cluster strategy;

     o Increase revenue per location through the merchandising of a broad line of funeral and cemetery products and services, both on a pre-need and at-need basis; and

     o Increase future volume and revenues through the sale of prearranged funeral services.

SCI's acquisition strategy focuses on acquiring premier funeral homes and cemeteries in metropolitan areas with demographics that SCI believes to be favorable and in which the cluster strategy can be implemented. SCI typically retains former owners and key managers of acquired businesses in an effort to assure that service quality is maintained and that the businesses' reputation, heritage and local relationships remain intact. Acquired funeral homes and cemeteries retain their original trade names in substantially all cases.

                                  THE OFFERING

Common Stock Offered:
     United States Offering..................      5,840,000 shares
     International Offering..................      1,460,000 shares
                                                   ---------
     Total Offering..........................      7,300,000 shares

Common Stock Outstanding after the
  Offering(1)................................      104,473,539 shares

USE OF PROCEEDS..............................      The Company will use the net proceeds from the
                                                   Common Stock Offering and the Senior Notes
                                                   Offerings (as defined below) to repay indebtedness
                                                   incurred principally in connection with
                                                   acquisitions, including the acquisitions of OGF
                                                   and PFG, and possibly to fund all or a portion of
                                                   the cost of the acquisition of Gibraltar. See "Use
                                                   of Proceeds" and "The Company -- International
                                                   Expansion and Recent Acquisitions."

NYSE TRADING SYMBOL..........................      "SRV"

SENIOR NOTES OFFERINGS.......................      The Company intends to offer (the "Senior Notes
                                                   Offerings") $150 million aggregate principal
                                                   amount of Notes due 2000 and $150 million
                                                   aggregate principal amount of Notes due 2007
                                                   pursuant to a separate prospectus supplement or
                                                   supplements as soon as practicable following the
                                                   Common Stock Offering. The closing of the Common
                                                   Stock Offering is not contingent on the closing of
                                                   the Senior Notes Offerings. The Company may
                                                   determine to issue more than $300 million
                                                   aggregate principal amount of securities in the
                                                   Senior Notes Offerings.

---------------

(1) Based on shares outstanding as of September 8, 1995. Excludes an aggregate of 23,508,224 shares of Common Stock issuable upon exercise of stock options and conversion of convertible securities outstanding as of such date.

                                  THE COMPANY

The Company is the largest provider of death care services and products in the world. As of June 30, 1995, SCI owned and operated 1,561 funeral homes, 246 cemeteries (including 105 funeral home and cemetery combinations) and 110 crematoria located in the United States, the United Kingdom, Australia and Canada. Included in such facilities are 92 funeral homes, 26 cemeteries and three crematoria worldwide acquired during the six months ended June 30, 1995. See "-- International Expansion and Recent Acquisitions."

In August 1995, SCI acquired controlling ownership positions in OGF and PFG, which the Company believes together constitute the largest funeral service organization in Europe. OGF/PFG operates over 950 funeral service locations and performed over 154,000 funerals in France in 1994, approximately 29% of the funerals in France. Additionally, approximately 14,000 funerals were performed by OGF/PFG in other countries, including Belgium, the Czech Republic, Italy, Singapore and Switzerland. See "-- International Expansion and Recent Acquisitions."

In June 1995, the Company entered into an agreement to acquire Gibraltar. Gibraltar, a private funeral and cemetery company based in Indianapolis, Indiana, owns and operates 23 funeral homes and 54 cemeteries. Subject to certain conditions, including regulatory approval, the Company expects to complete the Gibraltar acquisition during the fourth quarter of 1995. See "-- International Expansion and Recent Acquisitions."

SCI provides all professional services relating to funerals, burials and cremations, including the use of funeral homes and motor vehicles, the performance of cemetery interment services and the management and maintenance of cemetery grounds. It sells caskets, coffins, burial vaults and garments, cemetery interment rights, including mausoleum spaces and lawn crypts, stone and bronze memorials, cremation receptacles and related merchandise. SCI sells its services and products to client families both at and prior to the time of need. In addition, SCI's finance subsidiary, Provident, provides financing to independent funeral home and cemetery operators.

SCI's strategy is to:

     o Continue to expand through the acquisition and construction, both domestically and internationally, of funeral homes, cemeteries and crematoria in areas with demographics that SCI believes to be favorable;

     o Increase the operating margins of its existing and acquired facilities by having those facilities share resources pursuant to SCI's cluster strategy;

     o Increase revenue per location through the merchandising of a broad line of funeral and cemetery products and services, both on a pre-need and at-need basis; and

     o Increase future volume and revenues through the sale of prearranged funeral services.

SCI's acquisition strategy focuses on acquiring premier funeral homes and cemeteries in metropolitan areas with demographics that SCI believes to be favorable and in which the cluster strategy can be implemented. SCI typically retains former owners and key managers of acquired businesses in an effort to assure that service quality is maintained and that the businesses' reputation, heritage and local relationships remain intact. Acquired funeral homes and cemeteries retain their original trade names in substantially all cases.

FUNERAL SERVICE OPERATIONS

The funeral service operations consist of SCI's funeral homes, cemeteries and related businesses. The operation is organized into six domestic regions and four foreign regions (France, the United Kingdom, Australia and Canada), each of which is under the direction of regional executive management with substantial industry experience. Local funeral home and cemetery managers, under the direction of regional management, receive support and resources from SCI's headquarters in Houston, Texas and have substantial autonomy with respect to the manner in which services are conducted.

Death Care Industry
The funeral industry is characterized by a large number of locally owned, independent operations. To compete successfully, SCI's funeral homes must maintain competitive prices, attractive, well-maintained and conveniently located facilities, a good reputation and high professional standards. Heritage and tradition can provide an established funeral home or cemetery with the opportunity for repeat business from client families. Furthermore, an established firm can generate future volume and revenues by successfully marketing prearranged, pre-funded funeral services.

The cemetery industry is also characterized by a large number of locally owned independent operations. SCI's cemetery properties compete with other cemeteries in the same general area. To compete successfully, SCI's cemeteries must maintain competitive prices, attractive and well-maintained properties, a good reputation, an effective sales force and high professional standards.

The Company and the three other largest North American death care companies control in the aggregate approximately eight percent of the funeral homes and approximately five percent of the commercial cemeteries in North America. Based upon industry estimates, these four companies represented less than 16% of 1994 North America death care industry revenues. The Company believes that based on the total number of funeral services performed in 1994, the Company, including companies acquired by it, performed 9%, 29%, 14% and 20% of the funeral services in the United States and Canada, France, the United Kingdom and Australia, respectively.

Cluster Strategy
The majority of SCI's funeral homes and cemeteries are managed in groups called clusters. Clusters are established primarily in metropolitan areas to take advantage of operational efficiencies, including the sharing of service personnel, vehicles, preparation services, clerical staff and certain building facility costs. The cluster strategy recognizes that, as SCI adds operations to a geographic area in which SCI already operates, it will achieve additional operating efficiencies through cost-sharing. In addition, SCI believes that it is able, because of its size, to negotiate favorable supply arrangements with volume discounts on supplies, including caskets. SCI has successfully implemented the cluster strategy in its North American and Australian operations and is implementing the cluster strategy in its United Kingdom operations. The Company intends to implement the strategy in France and with respect to other newly acquired operations. As of June 30, 1995, SCI operated approximately 250 clusters which ranged in size from two operations to 54 operations.

Pre-need Services
SCI is actively engaged in the marketing of prearranged funeral services. The funds collected from prearranged funeral contracts are generally held in trust, are used to purchase life insurance or annuity contracts or, with respect to French contracts, are held in the Company's French insurance subsidiary. The principal amount of a prearranged funeral contract will be received in cash by an SCI funeral home and recorded as revenue by SCI at the time the funeral is performed. Earnings on trust funds and increasing benefits under insurance-funded contracts increase the revenue to be recognized at the time the service is performed and historically have allowed the Company to more than cover increases in the costs of providing funeral services. At June 30, 1995, SCI's unfulfilled prearranged funeral contracts amounted to approximately $1.6 billion, and as of the date hereof, exceed $2.2 billion, including those related to the Company's French operations. SCI's historical cancellation rate for all prearranged funeral contracts approximates ten percent, for which a reserve has been established.

Cemetery sales are often made pursuant to installment contracts providing for monthly payments. The principal amount of these installment contracts is recognized as revenue by SCI at the time of sale, net of an approximate eight percent cancellation reserve that is based on historical results. A portion of the proceeds from cemetery sales is generally required by law to be paid into perpetual care trust funds. Earnings on perpetual care trust funds are used to defray the maintenance cost of cemeteries. In addition, a portion of the proceeds from the sale of pre-need cemetery merchandise may be required by law to be paid into trust until the merchandise is purchased on behalf of the customer.

Financial Services and Other Operations
Provident provides secured financing to independent funeral and cemetery operators, primarily related to acquisitions. Provident had $204 million in loans outstanding at June 30, 1995, funded primarily from SCI bank and commercial paper borrowings. The amount and number of problem loans have been insignificant. While Provident does compete with banks and other lending institutions, many of which have substantially greater resources than Provident, it believes that its knowledge of the death care industry provides it with a competitive advantage in making such loans.

As part of SCI's newly acquired French operations, the Company owns a funeral service insurance subsidiary which sold more than 22,000 pre-need funeral insurance contracts in 1994, primarily in connection with the Company's French funeral service operations. Additionally, SCI's French operations include a subsidiary that manufactures coffins, which are sold primarily to the Company's European affiliates.

Regulation
In April 1984, the United States Federal Trade Commission (the "FTC") comprehensive Trade Regulation Rule for the funeral industry became fully effective. The rule contains minimum guidelines for funeral industry practices, requires extensive price and other affirmative disclosures and imposes mandatory itemization of funeral goods and services. A pre-existing consent order between SCI and the FTC applicable to certain funeral practices of SCI was amended in 1984 to make the substantive provisions of the consent order consistent with the rule. From time to time in connection with acquisitions, SCI has entered into consent orders with the FTC that have required SCI to dispose of certain operations to proceed with acquisitions or have limited SCI's ability to make acquisitions in specified areas. The rule and the various consent orders have not had a material adverse effect on SCI's operations.

The United Kingdom and France also maintain limited regulations with respect to funeral service industry operations. The Company believes that these regulations are uniformly applied to its operations and others in the funeral service industry.

In May 1995, the Monopolies and Mergers Commission (the "Commission") of the United Kingdom issued a report with respect to SCI's 1994 acquisition of Plantsbrook Group plc that recommended that SCI divest of certain operations in ten localities to achieve a competitive balance satisfactory to the Commission. The Company believes that this recommendation will not adversely affect its results of operations as it pertains to less than two percent of the Company's revenues derived from the United Kingdom. SCI is contesting the Commission's report.

The French funeral services industry is currently undergoing significant regulatory change. Historically, the French funeral services industry has been controlled, as provided by national legislation, either (i) directly by municipalities through municipality-operated funeral establishments ("Municipal Monopoly"), accounting for approximately 30% of the funerals performed in France in 1994, or (ii) indirectly by the remaining municipalities that have contracted for funeral service activities with third party providers, such as OGF/PFG ("Exclusive Municipal Authority"), accounting for approximately 70% of the funerals performed in France in 1994. Legislation has been passed that will generally end municipal control of the French funeral service business and will allow the public to choose their funeral service provider. Under such legislation, the Exclusive Municipal Authority will be abolished by January 1996, and the Municipal Monopolies will be eliminated by January 1998. Cemeteries in France, however, are and will continue to be controlled by municipalities and religious organizations, with third parties, such as OGF/PFG, providing cemetery merchandise such as markers and monuments.

ACQUISITION STRATEGY

Over the past several years, SCI has made a significant number of acquisitions. SCI anticipates that it will continue to aggressively pursue acquisition opportunities, as acquisitions form a critical part of SCI's growth strategy. SCI will continue to seek acquisitions in geographic areas in which it presently operates to expand established clusters, as well as acquisitions in new geographic areas, including those outside North America, to develop new clusters and to increase volume and revenue. To date, SCI has been able to increase the profitability of its acquired properties by absorbing a significant portion of their costs, such as transportation and embalming, into SCI's clusters, and by applying SCI's merchandising programs to the new operations. In addition, acquisitions increase SCI's ability to benefit from the consolidation of systems, insurance and other financial services. SCI also believes that because of its size it has been able to negotiate favorable supply arrangements with volume discounts on supplies, including caskets, and that the terms of these supply arrangements have enabled it to increase the profitability of its acquired properties. There can be no assurance that SCI will continue to successfully absorb future acquisitions, domestic or international, or realize cost savings.

SCI typically retains former owners and key managers of acquired businesses in an effort to assure that service quality is maintained and that the businesses' reputation, heritage and local relationships remain intact. Acquired funeral homes and cemeteries retain their original trade names in substantially all cases.

In evaluating specific properties for acquisition, SCI considers a number of factors including demographics, location, reputation, heritage, physical size, volume of business, profitability, available cemetery property inventory, name recognition, aesthetics, potential for development or expansion, competitive position, pricing structure and quality of operating management. SCI follows a disciplined approach based on specific financial criteria for determining acquisition prices and intends to continue an active acquisition program in the future. There can be no assurance that acquisition prospects will continue to be available in attractive locations at prices acceptable to SCI.

INTERNATIONAL EXPANSION AND RECENT ACQUISITIONS

In July 1995, SCI reached an agreement with Lyonnaise des Eaux ("LDE") concerning the funeral service activities of LDE, then grouped within OGF and PFG. Under the terms of this agreement, SCI agreed to acquire LDE's 51% ownership interest in OGF and make public offers for the remaining OGF shares and the approximate 35% of PFG not owned by OGF. Based on the exchange rate in effect on August 25, 1995, the date on which the Company acquired its controlling interest in OGF/PFG, the total cost for SCI to acquire 100% of OGF/PFG is approximately $607 million and, after considering the estimated cash balances of OGF and PFG, the net cost is approximately $424 million.

The Company believes that, on a combined basis, OGF/PFG is the largest funeral service organization in Europe. OGF/PFG operates over 950 funeral service locations that in 1994 performed more than 154,000 funerals throughout France. OGF/PFG owns additional funeral operations that performed approximately 14,000 funerals in 1994 in Switzerland, Italy, Belgium, the Czech Republic and Singapore. OGF and PFG estimate that their combined percentage of funerals performed in 1994 is approximately 29% of all funerals performed in France in 1994. Included in the other operations of OGF/PFG is a subsidiary that manufactures coffins, which are sold primarily to the Company's European affiliates, and a funeral service insurance subsidiary, which sold over 22,000 pre-need funeral insurance contracts in 1994, primarily in connection with the Company's French funeral service operations. For the year ended December 31, 1994, OGF/PFG had combined revenues of approximately $509 million.

On August 22, 1995, SCI received the necessary approvals from the French Treasury to proceed with the OGF/PFG transaction. At September 8, 1995, SCI had acquired over 82% of the outstanding shares of OGF and over 83% of the outstanding shares of PFG.

During June 1995, SCI executed a definitive merger agreement with Gibraltar. In connection with this transaction, SCI will issue 3,286,759 shares of Common Stock, pay approximately $147 million in cash and assume debts of Gibraltar of approximately $5 million. Subject to certain conditions, including regulatory approval, the Company expects to complete the Gibraltar acquisition during the fourth quarter of 1995. Gibraltar is the fourth largest consolidator in the North American funeral service industry, with pro forma revenues for the year ended September 30, 1994 of approximately $88 million, and owns 23 funeral homes and 54 cemeteries located in 12 states.

In July 1995, the Company entered into an agreement to acquire the shares of Service Corporation International (Canada) Limited ("SCIC") not already owned by the Company. SCIC owns 74 funeral homes and three cemeteries in Canada. This transaction was completed on September 5, 1995 at an approximate cost of $63 million and eliminated the approximate 31% minority ownership interest in SCIC. SCIC is now a wholly owned subsidiary of the Company.

During the second half of 1994, SCI acquired the then two largest publicly traded funeral service providers in the United Kingdom, Great Southern Group plc and Plantsbrook Group plc for approximately $508 million. These firms owned, on a combined basis, 534 funeral homes, 13 crematoria and two cemeteries, with combined 1994 revenues of approximately $130 million. The acquired United Kingdom operations performed approximately 80,000 funerals in 1994, which represents approximately 14% of all funerals performed in the United Kingdom during that year.

During the six months ended June 30, 1995, SCI acquired 92 funeral homes, 26 cemeteries and three crematoria worldwide for a total of approximately $209 million in cash, stock and other securities.

INDUSTRY TRENDS

Stability
Death rates have been fairly predictable, thereby lending stability to the death care industry. For example, since 1980, the number of deaths in the United States has increased at a compound rate of approximately one percent per year. According to a 1993 report prepared by the United States Department of Commerce, Bureau of the Census, the number of deaths in the United States is expected to increase by approximately one percent per year between 1993 and 2000 and by 0.9% per year from 2000 to 2020. Because the industry is relatively stable and non-cyclical, business failures are uncommon. As a result, ownership of funeral home and cemetery businesses has traditionally passed from generation to generation within a family. The death rate tends to be somewhat higher in the winter months and funeral and cemetery operations generally experience a higher volume of business during these months.

Consolidation
In recent years, the pace of acquisition activity in the death care industry has increased. From the standpoint of individual owners, this appears to result principally from family succession issues, a desire for liquidity and increasing tax and estate planning complexities. From the standpoint of the large death care providers, interest in acquisitions is driven by the benefits anticipated to be derived from potential operating efficiencies, improved managerial control and more effective strategic and financial planning.

In recent years, several large death care companies have expanded their operations significantly through acquisitions. The increased interest in acquisitions of funeral homes and cemeteries provides a source of potential liquidity that has not been readily available to individual owners in the past.

Clustered Operations
During the last several years, larger death care companies have increasingly begun to cluster their funeral home and cemetery operations. Clusters refer to funeral homes or cemeteries that are grouped together in a geographic area. Clusters provide cost savings to funeral homes and cemeteries through the sharing of personnel, vehicles and other resources. In addition, the inclusion of funeral homes and cemeteries in the same cluster provides opportunities for a company to cross-sell the full range of death care services without corresponding increases in overhead expenses.

Pre-need Marketing
An increasing number of death care products and services are being sold prior to the time of death (i.e., on a "pre-need" basis). SCI believes that consumers are becoming more aware of the benefits of advanced planning, such as the financial assurance and peace of mind achieved by establishing in advance a fixed price and type of service, and the elimination of the emotional strain on family members of making death care plans at the time of need.

Combination Operations
Combination operations, referring to funeral home and cemetery operations conducted on a single site, have become increasingly popular as they provide cost savings through shared resources and cross-selling opportunities. The ability to offer the full range of products and services at one location tends to increase the sales volume and revenues of both the funeral home and cemetery.

Cremation
In recent years there has been steady, gradual growth in the number of families in the United States that have chosen cremation as an alternative to traditional methods of disposal. According to industry studies, cremations accounted for approximately 20% of all dispositions of human remains in the United States in 1994. SCI's domestic operations perform substantially more cremations than the national average. In 1994, just over 30% of all families served by SCI's North American funeral homes selected the cremation alternative. SCI has a significant number of operating locations in Florida and all along the west coast of North America where the cremation alternative continues to gain acceptance. Based on industry studies, the Company believes that cremations account for approximately 60% to 70% of all dispositions of human remains in Australia and in the United Kingdom. The cremation rate in France approximates 10% and is expected to increase over the next several years.

Cremations generally result in lower average revenue and gross profit dollars when compared to traditional funeral services. The Company believes, however, that its funeral operations that are predominantly cremation businesses typically have higher gross profit margins than those produced by its traditional funeral operations.

                                USE OF PROCEEDS

The net proceeds from the sale of the Common Stock offered hereby are estimated to be $261.4 million, $300.6 million if the Underwriters' over-allotment option is exercised in full, in each case assuming the price to the public of the Common Stock offered hereby is $37.00 per share, the closing price of the Common Stock on September 12, 1995. The Company has incurred certain indebtedness for acquisitions (other than the acquisitions of OGF and PFG) and to provide financing to Provident under the Company's revolving credit facilities with certain banks (the "Revolving Credit Facilities") and through the issuance of commercial paper backed by the Revolving Credit Facilities. Additionally, the Company has incurred indebtedness under another revolving credit agreement between the Company and certain banks to finance the acquisitions of OGF and PFG (the "French Revolving Credit Agreement"). The Company expects to use the net proceeds from the Common Stock Offering and the Senior Notes Offerings (i) to repay a portion of indebtedness under the Revolving Credit Facilities and/or commercial paper backed by the Revolving Credit Facilities and indebtedness under the French Revolving Credit Agreement and (ii) possibly to fund all or a portion of the cost of the Company's acquisition of Gibraltar. Pending such uses, net proceeds may be invested in short-term investments. As of September 8, 1995, approximately $101 million was outstanding under the Revolving Credit Facilities at a weighted average annual interest rate of 6.50% with maturities ranging from 16 to 23 days; approximately $211.7 million of commercial paper was outstanding backed by the Revolving Credit Facilities at a weighted average annual interest rate of 5.89% with maturities ranging from three to 66 days; and approximately $390.8 million was outstanding under the French Revolving Credit Agreement at a weighted average annual interest rate of 5.95% with maturities ranging from 17 to 32 days. See "The Company -- International Expansion and Recent Acquisitions."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The SCI Common Stock is traded on the NYSE under the symbol "SRV." The following table sets forth, on a per share basis for the periods shown, the range of high and low reported sale prices of the SCI Common Stock on the NYSE as well as per share dividends paid in those periods. SCI has declared consecutive quarterly dividends on the SCI Common Stock since it began paying dividends in 1974.

                                                                    ====================================
                                                                         SALE PRICE
                                                                     HIGH           LOW        DIVIDENDS
                                                                    ------         ------      ---------
Fiscal Year Ended December 31, 1993:
     First Quarter                                                  $21.63         $17.88          $.100
     Second Quarter                                                  22.13          18.50           .100
     Third Quarter                                                   25.25          20.75           .100
     Fourth Quarter                                                  26.38          23.50           .100
Fiscal Year Ended December 31, 1994:
     First Quarter                                                  $28.00         $24.75          $.105
     Second Quarter                                                  25.88          22.50           .105
     Third Quarter                                                   26.63          24.88           .105
     Fourth Quarter                                                  27.75          24.13           .105
Fiscal Year Ending December 31, 1995:
     First Quarter                                                  $29.13         $26.25          $.110
     Second Quarter                                                  31.63          26.88           .110
     Third Quarter (through September 12, 1995)                      37.00          30.38           .110

On September 12, 1995, the reported last sale price of the SCI Common Stock on the NYSE was $37.00 per share.

                                 CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Company at June 30, 1995 and on a pro forma basis giving effect to the acquisitions of OGF/PFG and Gibraltar and the minority interest in SCIC and as adjusted for the Common Stock Offering (assuming that the underwriters' over-allotment option is not exercised), the Senior Notes Offerings and the application of the estimated net proceeds from those offerings.

                                                                          =========================
                                                                              At June 30, 1995
                                                                                         Pro Forma
                                                                                           and as
                    Dollars and shares in thousands                         Actual        Adjusted
                                                                          ----------     ----------
Current maturities of long-term debt                                      $   21,217     $   24,549
                                                                          ==========     ==========
Long-term debt:
     Indebtedness to banks under revolving credit facilities and
      commercial paper                                                    $  223,595     $  288,946
     Notes offered in the Senior Notes Offerings                                  --        300,000
     7% notes                                                                300,000        300,000
     8.375% notes                                                            200,000        200,000
     8.72% fixed rate notes                                                  199,011        199,011
     Medium term notes                                                       186,040        186,040
     6.5% convertible subordinated debentures                                169,405        169,405
     7.875% debentures                                                       150,000        150,000
     Convertible debentures issued in connection with various
      acquisitions                                                            24,040         24,040
     8% convertible debentures                                                14,866         14,866
     Variable interest rate notes                                             10,512         10,512
     Mortgage notes and other                                                102,449        116,546
                                                                          ----------     ----------
          Total long-term debt                                             1,579,918      1,959,366
                                                                          ----------     ----------
Company obligated, mandatorily redeemable, convertible preferred securities of SCI Finance LLC, whose principal asset is a 6.25%,
  $216,315 note from the Company                                             172,500        172,500
                                                                          ----------     ----------
Stockholders' equity:
     Preferred stock, 1,000 shares authorized, no shares issued and
      outstanding                                                                 --             --
     Common stock, 200,000 shares authorized, 96,321 shares issued and outstanding, 106,908 shares issued and outstanding pro forma and
      as adjusted                                                             96,321        106,908
     Capital in excess of par value                                          751,346      1,110,781
     Retained earnings                                                       448,377        448,377
     Foreign translation adjustment                                              107            107
                                                                          ----------     ----------
          Total stockholders' equity                                       1,296,151      1,666,173
                                                                          ----------     ----------
               Total capitalization                                       $3,048,569     $3,798,039
                                                                          ==========     ==========

                         SELECTED FINANCIAL INFORMATION

The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1994 have been derived from the consolidated financial statements of the Company, which statements, in respect of the two years ended December 31, 1994, have been audited by Coopers & Lybrand, L.L.P. and in respect of the three years ended December 31, 1992, have been audited by Ernst & Young, LLP. The data at and for the six months ended June 30, 1995 and June 30, 1994 have been derived from the unaudited consolidated financial statements of the Company for those periods and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the information included therein in accordance with generally accepted accounting principles for interim financial information. The data should be read in conjunction with the related notes and other financial information included and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, incorporated by reference herein. Results for the six months ended June 30, 1995 may not be indicative of results for any other interim period or for the year as a whole.

                                 ================================================================================================
 Dollars in thousands, except       AT OR FOR THE SIX
       per share amounts          MONTHS ENDED JUNE 30,                      AT OR FOR THE YEARS ENDED DECEMBER 31,
        and Other Data              1995          1994            1994          1993          1992          1991          1990
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
INCOME STATEMENT DATA:
Revenues                         $  701,762    $  524,120      $1,117,175    $  899,178    $  772,477    $  643,248    $  563,156
Costs and expenses                 (479,105)     (357,837)       (775,980)     (635,858)     (550,422)     (464,740)     (413,236)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
Gross Profit                        222,657       166,283         341,195       263,320       222,055       178,508       149,920
General and administrative
  expense                           (23,471)      (24,871)        (51,700)      (43,706)      (38,693)      (35,448)      (28,037)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
Income from operations              199,186       141,412         289,495       219,614       183,362       143,060       121,883
Interest expense                    (52,809)      (32,456)        (80,123)      (59,631)      (53,902)      (42,429)      (36,095)
Dividends on preferred
  securities of SCI Finance LLC      (5,391)           --            (539)           --            --            --            --
Other income                          3,073         4,686          10,188        13,509         9,876         8,241        13,644
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
Income before income taxes and
  preferred dividend
  requirement                       144,059       113,642         219,021       173,492       139,336       108,872        99,432
Provision for income taxes          (56,039)      (46,002)        (87,976)      (70,400)      (52,800)      (35,500)      (35,900)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
Income before cumulative effect
  of change in accounting
  principles and preferred
  dividend requirement               88,020        67,640         131,045       103,092        86,536        73,372        63,532
Cumulative effect of change in
  accounting principles (net of
  income tax)                            --            --              --        (2,031)           --            --            --
Preferred dividend requirement           --            --              --            --            --            --        (3,314)
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
Net income available to common
  stockholders                   $   88,020    $   67,640      $  131,045    $  101,061    $   86,536    $   73,372    $   60,218
                                  =========     =========       =========     =========     =========     =========     =========
PER SHARE:
  Primary
    Income before cumulative
      effect of change in
      accounting principles      $      .91    $      .79      $     1.51    $     1.24    $     1.13    $     1.03    $      .85
    Cumulative effect of change
      in accounting principles
      (net of income tax)                --            --              --          (.03)           --            --            --
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
  Net income available to
    common stockholders          $      .91    $      .79      $     1.51    $     1.21    $     1.13    $     1.03    $      .85
                                  =========     =========       =========     =========     =========     =========     =========
  Fully diluted
    Income before cumulative
      effect of change in
      accounting principles      $      .85    $      .74      $     1.43    $     1.19    $     1.07    $     1.00    $      .84
    Cumulative effect of change
      in accounting principles
      (net of income tax)                --            --              --          (.02)           --            --            --
                                 ----------    ----------      ----------    ----------    ----------    ----------    ----------
  Net income available to
    common stockholders          $      .85    $      .74      $     1.43    $     1.17    $     1.07    $     1.00    $      .84
                                  =========     =========       =========     =========     =========     =========     =========
  Dividends                      $      .22    $      .21      $      .42    $      .40    $      .39    $      .37    $      .37
                                  =========     =========       =========     =========     =========     =========     =========
BALANCE SHEET DATA:
Working capital                  $  202,932    $  135,103      $  120,246    $  171,901    $  155,319    $  156,383    $  113,391
Prearranged funeral contracts     1,537,085     1,298,558       1,418,104     1,244,866            --            --            --
Total assets                      5,444,775     4,023,735       5,161,888     3,683,304     2,611,123     2,123,452     1,653,689
Long-term debt, excluding
  current portion                 1,579,918     1,117,940       1,330,177     1,062,222       980,029       786,685       577,378
Deferred prearranged funeral
  contract revenues               1,597,454     1,375,843       1,519,582     1,263,407            --            --            --
Stockholders' equity              1,296,151       939,920       1,196,622       884,513       683,097       615,776       434,323
Total capitalization              3,048,569     2,057,860       2,699,299     1,946,735     1,663,126     1,402,461     1,011,701

OTHER DATA (END OF PERIOD):
Funeral homes                         1,561           873           1,471           792           674           655           512
Cemeteries                              246           204             220           192           176           163           145

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

In July 1995, the Company entered into an agreement with LDE, a French company, to purchase LDE's funeral service business. LDE's funeral service business was comprised of an approximate 51% ownership interest in OGF which, in turn, owned approximately 65% of PFG. On August 25, 1995, the Company acquired the approximate 51% interest in OGF for $233,358,000. The Company is making public tender offers for the remaining shares of OGF and PFG with the intent to acquire 100% of the outstanding shares of both companies. On September 8, 1995, the Company owned shares representing over 82% of OGF and over 83% of PFG. The Company believes that OGF/PFG is the largest funeral service organization in Europe. OGF/PFG operates over 950 funeral service locations that performed over 154,000 funerals throughout France in 1994. OGF/PFG also operate funeral locations in Belgium, the Czech Republic, Italy, Singapore and Switzerland that performed approximately 14,000 funerals in 1994. Included in OGF/PFG operations is a coffin manufacturing business that sells the large majority of its products to OGF/PFG's funeral operations and a funeral insurance business whose primary activity involves insurance policies sold in connection with OGF/PFG's prearranged funeral business. The Company intends that OGF/PFG will continue to operate their funeral service and related businesses. The total purchase price for OGF and the portion of PFG not owned by OGF is expected to be approximately $607,206,000, based on a June 30, 1995 translation rate of $.2062 to one French franc, consisting of $589,570,000 of cash, the assumption of $12,004,000 of OGF/PFG debt and associated expenses of $5,632,000 (based on an August 25, 1995 translation rate of $.1969 to one French franc, the total purchase price would be $579,820,000). The net cost to the Company, taking into account the estimated available excess cash balances of OGF/PFG, is expected to be approximately $424,046,000. In August 1995, the Company entered into the French Revolving Credit Agreement, a 364-day revolving credit agreement with Societe Generale, Southwest Agency, Credit Lyonnais Cayman Island Branch and Banque Nationale de Paris, Houston Agency. The French Revolving Credit Agreement allows for borrowings up to $600,000,000 (which, at the option of the Company, can be borrowed in French francs or U.S. dollars) to provide short-term financing for the purchase of OGF/PFG. The interest rate currently in effect is based on PIBOR plus 25 basis points (5.95% at September 8, 1995).

In June 1995, the Company entered into an agreement to acquire Gibraltar. Gibraltar, a private funeral and cemetery company based in Indianapolis, Indiana, owns and operates 23 funeral homes and 54 cemeteries. Subject to regulatory approval, the Company expects to complete the Gibraltar transaction during the fourth quarter of 1995 for a purchase price of approximately $271,360,000 consisting of 3,286,759 shares of Company common stock (based on the closing stock price of $35.75 per share on September 8, 1995), $146,668,000 in cash, the assumption of $5,425,000 of Gibraltar debt and associated expenses of $1,765,000. Such common stock of the Company is registered with the Securities and Exchange Commission and will be issued under the Company's existing shelf registration. The cash portion of the purchase price will be borrowed under the Company's existing revolving credit facilities (5.89% at September 8, 1995).

On September 5, 1995, the Company acquired the shares of SCIC not already owned by the Company. SCIC owns 74 funeral homes and three cemeteries in Canada.
This purchase eliminated the approximate 31% minority ownership interest in SCIC and made SCIC a wholly owned subsidiary of the Company. The purchase price was approximately $62,578,000 and was financed through borrowings under the Company's existing revolving credit facilities in Canadian dollars at an interest rate based on Canadian banker's acceptance rate plus 25 basis points (6.31% at September 5, 1995).

In the third quarter of 1994, the Company acquired the two largest publicly traded funeral service providers in the United Kingdom, Great Southern Group plc ("GSG") and Plantsbrook Group plc ("PG"). PG was an equity investee of OGF before being purchased by the Company. GSG and PG owned a combined 534 funeral homes, 13 crematories and two cemeteries. The purchase price of approximately $508,000,000 was financed using a portion of the net proceeds from the Company's December 1994 public offerings, consisting of common stock (7,700,000 shares issued in December 1994 and 780,000 shares issued in January 1995 at a net price of $24.70 per share), $172,500,000 of preferred securities of SCI Finance LLC (a wholly owned subsidiary of the Company) and $200,000,000 of 8.375% fixed rate notes due 2004, long-term fixed rate borrowings, other revolving credit borrowings and debt assumed by the Company. Both GSG and PG have been consolidated with the Company since September 1, 1994.

In addition to the acquisitions discussed above, during 1994 and the six months ended June 30, 1995, the Company continued to acquire funeral and cemetery operations in the United States, the United Kingdom, Canada and Australia. During such period, the Company acquired 232 funeral homes and 52 cemeteries (the 1994 and 1995 "Other Acquired

Companies") in 120 separate transactions for an aggregate purchase price of approximately $515,000,000 in the form of combinations of cash, Company common stock, issued and assumed debt, convertible debentures and retired loans receivable held by a Company subsidiary.

The following unaudited pro forma combined balance sheet as of June 30, 1995 has been prepared assuming the acquisitions by the Company of 100% of the outstanding shares of OGF/PFG, Gibraltar and the minority interest in SCIC took place on June 30, 1995. The unaudited pro forma combined statements of income for the year ended December 31, 1994 and the six months ended June 30, 1995 have been prepared assuming the acquisitions by the Company of 100% of the outstanding shares of OGF/PFG, Gibraltar, the minority interest in SCIC, GSG, PG and the Other Acquired Companies took place on January 1, 1994. Such acquisitions are being accounted for under the purchase method of accounting. The historical revenues and expenses of GSG and PG and the Other Acquired Companies represent amounts recorded by those businesses for the period that they were not owned by the Company during the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. The unaudited pro forma combined financial information may not be indicative of results that would actually have been obtained if these transactions had occurred on the dates indicated or which may be obtained in the future.

For purposes of this unaudited pro forma combined financial information it is assumed that the net proceeds of the Company's December 1994 public offerings were first applied toward the purchase price of GSG and PG ($508,000,000 less $31,258,000 of GSG and PG debt assumed by the Company) with the excess net proceeds ($95,205,000) used to repay amounts outstanding under the Company's existing revolving credit facilities. In addition, the unaudited pro forma combined financial information assumes two financing approaches, first, that the acquisition of OGF/PFG is financed with borrowings under the French Revolving Credit Agreement. Second, that the Company will apply the assumed net proceeds received from the Common Stock Offering ($252,520,000) to repay a portion of the Company's existing revolving credit facilities and the assumed net proceeds received from the Senior Notes Offerings ($297,765,000) will be used to repay amounts borrowed under the French Revolving Credit Agreement. Such offerings are assumed to have been issued on June 30, 1995 for the unaudited pro forma combined balance sheet and on January 1, 1994 for the unaudited pro forma combined statements of income at a stock price of $35.75 (the closing stock price on September 8, 1995) and an interest rate of 6.77% (the average interest rate on September 8, 1995), respectively. Notwithstanding the assumed application of the estimated net proceeds of the Common Stock Offering and the Senior Notes Offerings, the actual net proceeds from any of those offerings may be used as described under "Use of Proceeds." The French Revolving Credit Agreement and the Company's existing revolving credit facilities assume a weighted average interest rate for the periods presented.

The historical financial statements of GSG and PG for the period not owned by the Company in 1994 were prepared in UK pound sterling in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). The historical financial statements of OGF/PFG as of June 30, 1995 and for the year ended December 31, 1994 and the six months ended June 30, 1995 were prepared in French francs in accordance with French generally accepted accounting practices ("F GAAP"). This information has been adjusted to present the historical financial statements in accordance with United States generally accepted accounting principles ("US GAAP") and translated into U.S. dollars at the June 30, 1995 exchange rate for the balance sheet ($.2062 to one French franc, $.1969 at August 25, 1995) and at the average exchange rate for the respective statement of income periods presented ($.1802 and $.1983 for the year ended December 31, 1994 and six months ended June 30, 1995, respectively). The Company has not completed all appraisals and evaluations necessary to finalize OGF/PFG's or Gibraltar's purchase price allocation, and accordingly, actual adjustments that reflect appraisals and other evaluations of the purchased assets and assumed liabilities may differ from the pro forma adjustments.

                       SERVICE CORPORATION INTERNATIONAL

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT JUNE 30, 1995


                              =================================    ==============================================================
                                          HISTORICAL                                         PRO FORMA
                                 THE                               ACQUISITION         COMBINED     OFFERINGS          COMBINED
Dollars in thousands           COMPANY     OGF/PFG    GIBRALTAR    ADJUSTMENTS         SUBTOTAL    ADJUSTMENTS           TOTAL
                              ---------   ---------   ---------    -----------         ---------   -----------        -----------
Assets
Current assets:
  Cash and cash equivalents   $   20,251  $  203,800   $  1,276      $(183,180)(F11)   $   42,147     $      --        $   42,147
  Receivables, net of
    allowances                   347,790      59,013     67,021           (215)(G2)       435,758            --           435,758
                                                                       (37,851)(G3)
  Inventories                     72,192      46,240     16,207        (13,776)(G4)       120,863            --           120,863
  Other                            7,814      33,171         --             --             40,985            --            40,985
                              ----------  ----------   --------      ---------         ----------     ---------        ----------
    Total current assets         448,047     342,224     84,504       (235,022)           639,753            --           639,753
Investments -- insurance
  subsidiary                          --     531,726         --             --            531,726            --           531,726
Prearranged funeral
  contracts                    1,537,085          --      3,878         82,350 (G2)     1,623,313            --         1,623,313
Long-term receivables            615,355          --         --         44,137 (G1)       701,372            --           701,372
                                                                        37,851 (G3)
                                                                         4,029 (G5)
Cemetery property, at cost       812,198          --     17,214         13,776 (G4)     1,146,467            --         1,146,467
                                                                       290,779 (G10)
                                                                        12,500 (C1)
Property, plant and
  equipment, at cost (net)       909,857     222,545     31,778        103,932 (F4)     1,268,112            --         1,268,112
Deferred charges and other
  assets                         233,258      49,661      9,629         25,521 (F5)       298,660         2,235 (P3)      300,895
                                                                       (19,409)(F7)
Goodwill                              --      16,910     10,579        (10,579)(G13)           --            --                --
                                                                       (16,910)(F6)
Names and reputations (net)      888,975          --         --         38,562 (C1)     1,044,769            --         1,044,769
                                                                       117,232 (F9)
                              ----------  ----------   --------      ---------         ----------     ---------        ----------
    Total assets              $5,444,775  $1,163,066   $157,582      $ 488,749         $7,254,172     $   2,235        $7,256,407
                              ==========  ==========   ========      =========         ==========     =========        ==========
Liabilities and
  Stockholders' Equity
Current liabilities:
  Accounts payable and
    accrued liabilities       $  191,547  $  132,802   $ 13,816      $   1,765 (G11)   $  345,562     $      --        $  345,562
                                                                         5,632 (F2)
  Income taxes                    32,351       6,700         --             --             39,051            --            39,051
  Current maturities of
    long-term debt                21,217       3,332     15,700        (15,700)(G9)        24,549            --            24,549
                              ----------  ----------   --------      ---------         ----------     ---------        ----------
    Total current
      liabilities                245,115     142,834     29,516         (8,303)           409,162            --           409,162
Long-term debt                 1,579,918       8,672     37,709        146,668 (G8)     2,209,651       300,000 (P1)    1,959,366
                                                                       (32,284)(G9)                    (297,765)(P1)
                                                                        62,578 (C1)                    (252,520)(P2)
                                                                       589,570 (F10)
                                                                      (183,180)(F11)
Deferred income taxes            275,162      15,421     14,329        101,772 (G12)      443,595            --           443,595
                                                                         5,500 (C1)
                                                                        31,411 (F8)
Other liabilities                278,475     137,242     18,846         44,137 (G1)       388,143            --           388,143
                                                                         4,029 (G5)
                                                                       (17,016)(C1)
                                                                       (79,107)(F3)
                                                                         1,537 (F4)
Deferred prearranged funeral
  contracts                    1,597,454     520,220      6,935         92,859 (G2)     2,217,468            --         2,217,468
Company obligated,
  manditorily redeemable,
  convertible preferred
  securities of SCI Finance
  LLC, whose principal asset
  is a 6.25%, $216,315 note
  from the Company               172,500          --         --             --            172,500            --           172,500
Stockholders' equity           1,296,151     338,677     50,247        (50,247)(G6)     1,413,653       252,520 (P2)    1,666,173
                                                                       117,502 (G7)
                                                                      (338,677)(F1)
                              ----------  ----------   --------      ---------         ----------     ---------        ----------
    Total liabilities and
      stockholders' equity    $5,444,775  $1,163,066   $157,582      $ 488,749         $7,254,172     $   2,235        $7,256,407
                              ==========  ==========   ========      =========         ==========     =========        ==========

                       SERVICE CORPORATION INTERNATIONAL

            NOTES TO THE UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT JUNE 30, 1995

CANADA

(C1) To record the acquisition of the approximate 31% minority interest of SCIC that the Company purchased on September 5, 1995. This includes eliminating the minority interest, increasing long-term debt for amounts assumed to be borrowed under the Company's existing revolving credit facilities to finance this transaction, increasing cemetery property to estimated fair value, recording deferred taxes on the allocation of purchase price (at the Canadian statutory tax rate) and allocating the excess of the purchase price over the estimated fair value of SCIC net assets acquired to names and reputations.

GIBRALTAR

(G1) To record Gibraltar's cemetery merchandise and service receivable balances and related liabilities in accordance with the Company's accounting policies. These merchandise and service receivable balances were not afforded balance sheet recognition by Gibraltar.

(G2) To record Gibraltar's prearranged funeral contracts outstanding and the related deferred prearranged funeral contract revenues in accordance with the Company's accounting policies. These prearranged funeral contracts were not afforded balance sheet recognition by Gibraltar.

(G3) To reclassify Gibraltar's receivables not due within one year to long-term receivables. This entry conforms Gibraltar's unclassified balance sheet to the Company's classified balance sheet format.

(G4) To reclassify Gibraltar's cemetery inventories not expected to be sold within one year to cemetery property. This entry conforms Gibraltar's unclassified balance sheet to the Company's classified balance sheet format.

(G5) To reclassify amounts held in trust by Gibraltar related to sales of preconstruction mausoleums. Gibraltar netted the trust deposits against the related liability; however under the Company's accounting policies these amounts would be shown separately on the balance sheet.

(G6)   To eliminate the historical stockholders' equity of Gibraltar.

(G7) To reflect the net proceeds from the issuance of 3,286,759 shares of Company common stock issued in the Gibraltar transaction at an assumed price of $35.75 per share (the closing stock price on September 8, 1995).

(G8) To reflect borrowings under the Company's existing revolving credit agreements and/or through the issuance of commercial paper to finance a portion of the purchase price of Gibraltar ($98,684,000) and the assumed repayment of a portion of Gibraltar debt ($47,984,000).

(G9)   To reflect the assumed repayment of Gibraltar debt.

(G10)  To increase Gibraltar's cemetery property to estimated fair value.

(G11) To accrue estimated costs anticipated to be incurred in connection with the acquisition of Gibraltar.

(G12) To provide for additional deferred income taxes (at the Company's marginal tax rate) for Gibraltar resulting from differences in the carrying values of net assets for financial statement and tax purposes.

(G13)  To eliminate previously recorded Gibraltar goodwill.

OGF/PFG

(F1)   To eliminate the historical stockholders' equity of OGF/PFG.

(F2) To accrue estimated costs anticipated to be incurred in connection with the acquisition of OGF/PFG.

(F3) To eliminate OGF's historical minority interest in PFG. These unaudited pro forma combined financials assume 100% ownership of both OGF and PFG, which is the intent of the Company.

                       SERVICE CORPORATION INTERNATIONAL

(F4)   To increase OGF/PFG's land and buildings to estimated fair value.

(F5) To record as an intangible asset the present value of future profits of OGF/PFG's life insurance subsidiary with respect to existing insurance contracts.

(F6)   To eliminate the previously recorded OGF/PFG goodwill.

(F7) To eliminate the previously recorded deferred acquisition costs of OGF/PFG's life insurance subsidiary.

(F8) To provide for additional deferred income taxes (at the French statutory tax rate) for OGF/PFG resulting from differences in the carrying values of net assets for financial statement and tax purposes.

(F9) To allocate the excess of the purchase price over the estimated fair value of OGF/PFG's net assets acquired to names and reputations.

(F10) To reflect the borrowings under the French Revolving Credit Agreement for the OGF/PFG purchase.

(F11) To reflect the partial repayment of amounts borrowed under the French Revolving Credit Agreement from cash that was acquired in the acquisition of OGF/PFG.

1995 PUBLIC OFFERINGS

(P1) To record the Senior Notes Offerings and the use of the net proceeds ($297,765,000) to repay a portion of the French Revolving Credit Agreement.

(P2) To record the Common Stock Offering at an assumed price of $35.75 per share (the closing stock price on September 8, 1995) and the use of the assumed net proceeds ($252,520,000) to repay a portion of the Company's existing revolving credit facilities.

(P3) To record the estimated costs and expenses to be incurred in connection with the Senior Notes Offerings.

                       SERVICE CORPORATION INTERNATIONAL

The following adjustments were made to the historical financials of OGF/PFG to restate historical financial statements to US GAAP:


                                                        ===============================================
                                                                                            AS REPORTED
                                                           HISTORIC                             IN
                                                           AMOUNTS                           UNAUDITED
                                                         CONVERTED TO                        PRO FORMA
                                                             U.S.         ADJUSTMENTS        COMBINED
                                                         DOLLARS IN F       TO US             BALANCE
Dollars in thousands                                         GAAP           GAAP               SHEET
                                                        --------------    ---------         -----------
Cash and cash equivalents                                     $202,886     $    416 (1)      $  203,800
                                                                                498 (3)
Receivables, net of allowance                                   55,746        3,267 (3)          59,013
Inventories                                                     46,240           --              46,240
Other                                                           21,895          836 (5)          33,171
                                                                                577 (6)
                                                                              9,863 (3)
                                                        --------------    ---------         -----------
     Total current assets                                      326,767       15,457             342,224
Investments for prearranged funerals                                --      531,726 (3)         531,726
Property, plant and equipment at cost (net)                    182,778        4,199 (2)         222,545
                                                                             (4,319)(4)

                                                                             39,887 (3)
Deferred charges and other assets                               47,311        2,350 (3)          49,661
Names and reputations                                           16,910           --              16,910
                                                        --------------    ---------         -----------
     Total assets                                             $573,766     $589,300          $1,163,066
                                                        ==============    =========         ===========
Accounts payable and accrued liabilities                      $114,521     $ 10,594 (4)      $  132,802
                                                                                879 (6)
                                                                              6,808 (3)
Income taxes                                                     6,559          141 (3)           6,700
Current maturities of long-term debt                             3,043          289 (2)           3,332
                                                        --------------    ---------         -----------
     Total current liabilities                                 124,123       18,711             142,834
Long-term debt                                                   5,217        3,455 (2)           8,672
Deferred income taxes                                            2,384        1,028 (5)          15,421
                                                                             (3,505)(6)
                                                                             15,514 (3)
Other liabilities                                              140,730          150 (1)         137,242
                                                                                 61 (2)

                                                                            (14,913)(4)

                                                                                120 (5)
                                                                              9,380 (6)
                                                                              1,714 (3)
Deferred prearranged funeral contracts                              --      520,220 (3)         520,220
Stockholders' equity                                           301,312          266 (1)         338,677
                                                                                394 (2)
                                                                             43,193 (3)
                                                                               (312)(5)
                                                                             (6,176)(6)
                                                        --------------    ---------         -----------
     Total liabilities and stockholders' equity               $573,766     $589,300          $1,163,066
                                                        ==============    =========         ===========

                       SERVICE CORPORATION INTERNATIONAL

---------------

 * One French franc equivalent to $.2062, which represents the rate at June 30, 1995.

(1) To record the effect of Statement of Financial Accounting Standards ("FAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

(2) To record capital leases to comply with FAS No. 13 "Accounting for Leases."

(3) To consolidate OGF/PFG's wholly owned life insurance subsidiary, which was recorded under the equity method of accounting by OGF/PFG, to comply with FAS No. 94 "Consolidation of All Majority-Owned Subsidiaries," FAS No. 60 "Accounting and Reporting by Insurance Enterprises" and FAS No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments."

(4) To reclassify a portion of other liabilities to current liabilities and eliminate negative goodwill in accordance with Accounting Principles Board Opinion No. 16.

(5) To record FAS No. 109 "Accounting for Income Taxes."

(6) To record FAS No. 87 "Employers' Accounting for Pensions" and FAS No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions."

                       SERVICE CORPORATION INTERNATIONAL

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994

                         ========================================================================================================
                                                  1994 TRANSACTIONS                            1995 TRANSACTIONS
                                       ---------------------------------------   ------------------------------------------------
                                          1994
                                       HISTORICAL
                                       ----------                                                                         PRO
                                          GSG               PRO FORMA                     1994 HISTORICAL                FORMA
                                          & PG      --------------------------   ----------------------------------   -------------
                             THE       AND OTHER                       1994                                OTHER         1995
In thousands,              COMPANY      ACQUIRED                     COMBINED                             ACQUIRED     ACQUISITION
except per share amounts  HISTORICAL   COMPANIES     ADJUSTMENTS     SUBTOTAL     OGF/PFG    GIBRALTAR   COMPANIES     ADJUSTMENTS
                          ----------   ----------   --------------  ----------   ---------   ---------   ----------   -------------
Revenues                  $1,117,175   $ 135,008    $  1,146  (A)   $1,253,329   $ 509,141   $  96,270    $ 73,505    $ (4,993)(G1)
                                                                                                                        (1,902)(G2)
                                                                                                                        (5,301)(G3)
                                                                                                                         4,525 (G4)
Costs and expenses          (775,980)   (113,145)       (770) (A)     (885,195)   (471,390)    (81,785)    (65,401)      4,993 (G1)
                                                       3,918  (B)                                                          830 (G2)
                                                       3,757  (C)                                                        7,134 (G3)
                                                        (217) (D)                                                       (3,260)(G4)
                                                      (4,685) (E)                                                        2,038 (G5)
                                                       2,502  (F)                                                          159 (G6)
                                                        (291) (G)                                                       (1,435)(G7)
                                                        (284) (H)                                                        1,221 (O1)
                                                                                                                          (964)(C1)
                                                                                                                           (63)(C2)
                                                                                                                         1,594 (F1)
                                                                                                                        (2,561)(F2)
                                                                                                                        22,253 (F3)
                                                                                                                       (10,547)(F4)
                                                                                                                           (51)(F5)
                                                                                                                           682 (F6)
                                                                                                                         2,351 (F7)
                          ----------   ---------    --------        ----------   ---------   ---------    --------    --------
Gross profit                 341,195      21,863       5,076           368,134      37,751      14,485       8,104      16,703
General and
 administrative expenses     (51,700)         --          --           (51,700)         --          --          --          --
                          ----------   ---------    --------        ----------   ---------   ---------    --------    --------
Income from operations       289,495      21,863       5,076           316,434      37,751      14,485       8,104      16,703
Interest expense             (80,123)     (2,588)       (165) (A)      (86,057)     (5,667)     (3,279)     (1,175)       (620)(G4)
                                                      (3,860) (B)                                                        3,465 (G8)
                                                         936  (I)                                                       (6,747)(G9)
                                                       1,451  (J)                                                       (8,742)(O1)
                                                       4,379  (K)                                                       (3,604)(C3)
                                                     (15,354) (L)                                                      (31,429)(F8)
                                                       2,414  (M)                                                        9,765 (F9)
                                                       6,853  (N)
Dividends on preferred
 securities of
 SCI Finance LLC                (539)         --     (10,242) (O)      (10,781)         --          --          --          --
Other income (expense)        10,188         201          --            10,389     (12,408)        (83)         --       2,227 (C4)
                                                                                                                        (6,681)(F10)
                                                                                                                        20,399 (F11)
Gain on sale of
 subsidiaries                     --          --          --                --      57,474          --          --     (57,474)(F12)
                          ----------   ---------    --------        ----------   ---------   ---------    --------    --------
Income before income
 taxes                       219,021      19,476      (8,512)          229,985      77,150      11,123       6,929     (62,738)
Provision for income
 taxes                       (87,976)     (7,240)      3,015  (P)      (92,201)    (21,176)     (4,219)     (2,702)        496 (G10)
                                                                                                                         2,933 (O2)
                                                                                                                         1,613 (C5)
                                                                                                                        10,675 (F13)
                          ----------   ---------    --------        ----------   ---------   ---------    --------    --------
Net income                $  131,045   $  12,236    $ (5,497)       $  137,784   $  55,974   $   6,904    $  4,227    $(47,021)
                          ==========   =========    ========        ==========   =========   =========    ========    ========
Earnings per share:
 Primary                  $     1.51                                $     1.44
                          ==========                                ==========
 Fully diluted            $     1.43                                $     1.36
                          ==========                                ==========
 Primary weighted average                              1,073  (Q)                                                          180 (O3)
   share                      86,926                   7,974  (R)       95,973                                           3,287 (G10)
                          ==========                                ==========
                                                       1,156  (Q)
 Fully diluted weighted                                7,974  (R)                                                          194 (O3)
   average shares             97,408                   5,450  (S)      111,988                                           3,287 (G10)
                          ===========                               ==========






                             =========================================
                                        1995 TRANSACTIONS
                             -----------------------------------------
                                            PRO FORMA
                             -----------------------------------------

                             Combined      Offerings         Combined
                             Subtotal     Adjustments         Total
                            -----------   -----------      -----------
Revenues                    $ 1,924,574   $     --         $ 1,924,574



Costs and expenses           (1,479,397)      (263) (P1)    (1,479,660)
                            -----------   --------         -----------
Gross profit                    445,177       (263)            444,914
General and
 administrative expenses        (51,700)        --             (51,700)
                            -----------   --------         -----------
Income from operations          393,477       (263)            393,214
Interest expense               (134,090)   (20,310) (P2)      (124,038)
                                            11,616  (P3)
                                            18,164  (P4)
                                               582  (P5)




Dividends on preferred
 securities of
 SCI Finance LLC                (10,781)        --             (10,781)
Other income (expense)           13,843         --              13,843


Gain on sale of
 subsidiaries                        --         --                  --
                            -----------   --------         -----------
Income before income
 taxes                          262,449      9,789             272,238
Provision for income
 taxes                         (104,581)    (3,426) (P6)      (108,007)



                            -----------   --------         -----------
Net income                  $   157,868   $  6,363         $   164,231
                            ===========   ========         ===========
Earnings per share:
 Primary                                                   $      1.54
                                                           ===========
 Fully diluted                                             $      1.46
                                                           ===========
 Primary weighted average
   share                                     7,300  (P7)       106,740
                                                           ===========

 Fully diluted weighted
   average shares                            7,300  (P7)       122,769
                                                           ===========

                       SERVICE CORPORATION INTERNATIONAL

         NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994

1994 TRANSACTIONS

(A) To record the acquisition of five separate businesses acquired at various dates by PG between January 1, 1994 and August 31, 1994 as if such acquisitions had occurred on January 1, 1994. Internally generated funds were used for the purchase of these businesses; however, for purposes of the unaudited pro forma combined statement of income, imputed interest expense, calculated on the purchase price, has been included at a rate of 6%, which approximated the Company's UK borrowing rate for the year 1994.

(B) To record a reduction to costs and expenses for the 1994 Other Acquired Companies based on results actually achieved by the Company for the periods subsequent to acquisition in the amount of $7,019,000 offset in part by additional costs and expenses of $3,101,000 resulting from the effect of applying purchase accounting adjustments, primarily amortization and depreciation.

       Interest expense was added for debt and convertible debentures, issued in the purchase of the 1994 Other Acquired Companies, at stated rates. In addition, interest expense has been added for the cash portion of the purchase price assumed to be borrowed by the Company at the Company's weighted average borrowing rate of 4.60% for the year ended December 31, 1994 under its existing revolving credit facilities. At September 5, 1995, the borrowing rate was 5.89%.

(C) To eliminate corporate expenses, consisting primarily of duplicate personnel expenses, related to the acquisitions of GSG and PG.

(D) To record the additional depreciation expense (based on 50 year useful life and straight-line depreciation) on GSG's funeral home buildings resulting from the estimated change in fair value over historical cost.

(E) To record the amortization of names and reputations (based on 40 year straight-line amortization) created from the acquisition of PG by the Company.

(F)    To eliminate the historical GSG and PG goodwill amortization expense.

(G) To record the additional cost of GSG's cemetery and cremation memorialization interment rights sold.

(H) To record the estimated additional amortization expense from the expenses associated with the December 1994 issuances of preferred securities of SCI Finance LLC and $200,000,000 of fixed rate notes of the Company.

(I) To reverse imputed interest expense recorded in the Company's historical financial statements, related to the acquisition of GSG and PG, that would not have occurred if these acquisitions had been completed on January 1, 1994.

(J) To reverse interest expense recorded in the Company's historical financial statements related to amounts borrowed under the Company's revolving credit agreements to partially fund the acquisitions of GSG and PG. This indebtedness would not have been necessary if the acquisition of GSG and PG had been funded with proceeds from the December 1994 public offerings.

(K) To record the estimated reduction in interest expense resulting from the assumed partial repayment of $95,205,000 of indebtedness under the Company's existing revolving credit facilities. Such repayment funds were derived from the net proceeds of the December 1994 public offerings available after the purchase of GSG and PG. The reduction was calculated using the Company's weighted average borrowing rate of 4.60% for the year ended December 31, 1994 under its revolving credit facilities.

(L) To record approximately 11 months of additional interest expense on the December 1994 $200,000,000 notes at an annual interest rate of 8.375%.

(M) To record the estimated reduction in net interest expense achieved from a cross currency hedging transaction entered into by the Company in December 1994 as if such transaction had been entered into on January 1, 1994.

                       SERVICE CORPORATION INTERNATIONAL

       This transaction effectively converts $272,500,000 of U.S. fixed rate indebtedness into floating rate UK pound sterling indebtedness, raising SCI's total UK pound sterling exposure to $472,500,000, which is comparable to the size of the acquisitions of GSG and PG.

(N) To reverse interest expense recorded in the Company's historical financial statements related to amounts borrowed under two bank facilities secured to temporarily fund the GSG and PG acquisitions. This indebtedness would not have been necessary if the acquisition of GSG and PG had been funded with proceeds from the December 1994 public offerings.

(O) To record the additional dividends at 6.25% on the preferred securities of SCI Finance LLC issued in December 1994 to present a full year of dividends.

(P)    To record the tax effect of the pro forma adjustments.

(Q) To give effect to the additional time period during which the Company common stock (in the case of the primary and fully diluted weighted average number of shares) and convertible debt (in the case of the fully diluted weighted average number of shares) issued during the period between January 1, 1994 and December 31, 1994 in respect to the acquisition of the 1994 Other Acquired Companies would have been outstanding if all of such acquisitions had occurred as of January 1, 1994.

(R) To record the additional impact from the issuance of 7,700,000 shares in December 1994 and 780,000 shares in January 1995.

(S) To record the additional impact on the fully diluted weighted average number of shares of the preferred securities of SCI Finance LLC issued in December 1994.

1995 TRANSACTIONS

1995 OTHER ACQUIRED COMPANIES

(O1) To record a reduction to costs and expenses for the 1995 Other Acquired Companies based on results actually achieved by the Company for the periods subsequent to acquisition in the amount of $3,983,000 offset in part by additional costs and expenses of $2,762,000 resulting from the effect of applying purchase accounting adjustments, primarily amortization and depreciation.

       Interest expense was added for debt and convertible debentures, issued in the purchase of the 1995 Other Acquired Companies, at stated rates. In addition, interest expense has been added for the cash portion of the purchase price assumed to be borrowed by the Company at the Company's weighted average borrowing rate of 4.60% for the year ended December 31, 1994 under its existing revolving credit facilities. At September 8, 1995, the borrowing rate was 5.89%.

(O2) To record the tax effect for the 1995 Other Acquired Companies pro forma adjustments.

(O3) To give effect to the additional time period during which the Company common stock (in the case of the primary and fully diluted weighted average number of shares) and convertible debt (in the case of the fully diluted weighted average number of shares) issued during the period between January 1, 1994 and December 31, 1994 in respect to the acquisition of the 1995 Other Acquired Companies would have been outstanding if all of such acquisitions had occurred as of January 1, 1994.

CANADA

(C1) To record the additional amortization of names and reputations (based on 40 year straight-line amortization) created from the acquisition of the SCIC minority interest.

(C2)   To record the additional cost of SCIC's cemetery interment rights sold.

                       SERVICE CORPORATION INTERNATIONAL

(C3) To record the estimated interest expense for the September 5, 1995 purchase of the SCIC minority interest ($62,578,000) assumed to have been borrowed by the Company under its existing revolving credit facilities. The calculation was based on a weighted average annual three month Canadian banker's acceptance borrowing rate plus 25 basis points for the year ended December 31, 1994 (5.76%). At September 5, 1995, the borrowing rate was 6.31%.

(C4)   To eliminate the 1994 SCIC minority interest charge.

(C5) To record the tax effect for SCIC's minority interest pro forma adjustments.

GIBRALTAR

(G1) To eliminate Gibraltar intercompany revenues and costs relating to cemetery construction activities.

(G2) To conform Gibraltar's prearranged funeral accounting to the Company's. The revenue adjustment includes $1,306,000 of revenue relating to earnings on amounts held in trust which Gibraltar recognized currently which would be deferred under the Company's accounting policies and $596,000 of revenue recognized by Gibraltar relating to certain prearranged funeral payments not required to be held in trust which would also be deferred under the Company's accounting policies. The adjustment to costs and expenses for $830,000 relates to prearranged funeral selling expenses that would be capitalized under the Company's accounting policies but were recognized currently by Gibraltar.

(G3) To conform Gibraltar's cemetery accounting to the Company's. This includes an adjustment to reclassify $5,301,000 of revenues and costs and expenses relating to contract cancellations. In addition, this adjustment includes a reduction of Gibraltar historical costs and expenses for $1,833,000, representing reduced cost accruals for certain cemetery sales.

(G4) To record the acquisition of five separate businesses acquired at various dates by Gibraltar between January 1, 1994 and December 31, 1994 as if such acquisitions had occurred on January 1, 1994.

(G5) To eliminate Gibraltar corporate expenses consisting primarily of former owner salaries and duplicate home office personnel expenses.

(G6)   To eliminate the historical Gibraltar goodwill amortization expense.

(G7) To record the additional cost of Gibraltar's cemetery interment rights sold.

(G8) To eliminate the interest expense on Gibraltar debt assumed to be repaid by the Company.

(G9) To record additional interest expense for the cash portion of the purchase price assumed to be borrowed by the Company under its existing revolving credit facilities. The Company's weighted average borrowing rate under such revolving credit facilities was 4.60% for the year ended December 31, 1994. At September 8, 1995, the borrowing rate was 5.89%.

(G10)  To record the tax effect of Gibraltar's pro forma adjustments.

(G11) To reflect the issuance of 3,286,759 shares in respect to the acquisition of Gibraltar that would have been outstanding if the acquisition had occurred on January 1, 1994. The shares were assumed to be issued at $35.75 per share representing the closing stock price on September 8, 1995.

OGF/PFG

(F1)   To eliminate the historical OGF/PFG goodwill amortization expense.

(F2) To record the amortization of names and reputations (based on 40 year straight-line amortization) created from the acquisition of OGF/PFG by the Company.

                       SERVICE CORPORATION INTERNATIONAL

(F3) To eliminate OGF/PFG's historical depreciation expense which was calculated using shorter depreciable asset lives than does the Company under its accounting policies. Additionally, OGF/PFG, for certain assets, used accelerated depreciation methods. The Company uses a straight-line method of depreciation expense recognition.

(F4) To record the depreciation expense on OGF/PFG's property, plant and equipment using the Company's depreciation policies based on the current fair value.

(F5) To record the amortization of the present value of future profits related to OGF/PFG's life insurance subsidiary, net of the amount allocated to policyholders, under French insurance regulations.

(F6) To eliminate the amortization of deferred acquisition costs related to the life insurance subsidiary which were recorded in OGF/PFG's historical income statement.

(F7) To eliminate historical OGF/PFG expenses that will not continue under the Company's ownership. Such costs are primarily the result of OGF/PFG personnel whose positions were permanently eliminated in anticipation of the acquisition of OGF/PFG by the Company.

(F8) To record interest expense on amounts borrowed under the French Revolving Credit Agreement ($589,570,000) at 6.10% which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the year ended December 31, 1994 applied to a French franc balance as of June 30, 1995 and translated at the weighted average exchange rate for the year ended December 31, 1994. At September 8, 1995, the borrowing rate was 5.95%.

(F9) To eliminate interest expense on amounts borrowed under the French Revolving Credit Agreement that the Company intends to repay with $183,180,000 of OGF/PFG cash acquired. OGF/PFG received substantially all of this cash from the sale, in 1994, of its investment in PG to the Company. The reduction was calculated using a weighted average annual interest rate of 6.10%, which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the year ended December 31, 1994 applied to a French franc balance as of June 30, 1995 and translated at the weighted average exchange rate for the year ended December 31, 1994. At September 8, 1995, the borrowing rate was 5.95%.

(F10) To eliminate OGF/PFG historical interest income earned on OGF/PFG excess cash ($183,180,000) that the Company intends to use to partially repay borrowings under the French Revolving Credit Agreement.

(F11) To eliminate OGF's year ended 1994 charge for the minority interest in PFG assuming acquisition of 100% of PFG by the Company.

(F12) To eliminate the gain on sale of PG. The Company purchased PG, which was an equity investee of OGF, in 1994.

(F13)  To record the tax effect of the OGF/PFG pro forma adjustments.

1995 PUBLIC OFFERINGS

(P1) To record the amortization expense expected to result from the estimated costs and expenses associated with the Senior Notes Offerings.

(P2) To record the estimated interest expense on the Senior Notes Offerings at an assumed annual interest rate of 6.77% as if such notes had been issued January 1, 1994 (net proceeds of $297,765,000).

(P3) To record the estimated reduction in interest expense resulting from the assumed partial repayment of $252,520,000 of indebtedness under the Company's existing revolving credit facilities from the assumed net proceeds of the Common Stock Offering. The reduction was calculated using a weighted average annual interest rate of 4.60%, which represents the weighted average borrowing rate under the Company's existing revolving credit facilities for the year ended December 31, 1994 (5.89% at September 8, 1995).

                       SERVICE CORPORATION INTERNATIONAL

(P4) To record the estimated reduction in interest expense from the assumed partial repayment of $297,765,000 of indebtedness under the French Revolving Credit Agreement from the assumed net proceeds of the Senior Notes Offerings. The reduction was calculated using a weighted average annual interest rate of 6.10%, which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the year ended December 31, 1994 (5.95% at September 8, 1995).

(P5) To record the estimated decrease in net interest expense resulting from a planned cross currency hedging transaction as if such transaction had been entered into on January 1, 1994. Assuming September 8, 1995 market conditions, this transaction would effectively convert $150,000,000 of fixed rate indebtedness into fixed rate French franc indebtedness (7.22%) and $150,000,000 of fixed rate indebtedness into floating rate French franc indebtedness (based on PIBOR plus 45 basis points). Under this transaction the Company would receive an average U.S. dollar 6.88% interest rate and pay an average French franc 6.69% interest rate. With this transaction, the Company's net investment in OGF/PFG will be hedged against currency risk.

(P6) To record the tax effect of the offerings' pro forma adjustments at the Company's statutory tax rate.

(P7) To record the anticipated issuance of 7,300,000 shares under the Common Stock Offering as if such shares had been issued January 1, 1994 at an assumed stock price of $35.75 per share, (the closing stock price on September 8, 1995) (net proceeds of $252,520,000).

The following adjustments were made to the historical financials of GSG and PG to restate historical financial statements to US GAAP (included in the unaudited pro forma combined statement of income for the year ended December 31, 1994 in the column captioned "1994 Historical -- GSG & PG and Other Acquired Companies"):

                                      ====================================================================
                                       HISTORIC AMOUNTS                                  AS REPORTED IN
                                        CONVERTED TO US                                     UNAUDITED
                                            DOLLARS            ADJUSTMENTS TO          PRO FORMA COMBINED
                                          IN UK GAAP*             US GAAP              STATEMENT OF INCOME
                                        GSG         PG       GSG           PG            GSG         PG
                                      --------   --------   ------       -------       --------   --------
Dollars in thousands
Revenues                              $ 33,714   $ 52,484    $  --        $   --       $ 33,714   $ 52,484
Costs and expenses                     (26,682)   (40,365)    (184)(1)      (205)(1)    (27,254)   (42,684)
                                                              (388)(2)    (2,114)(2)
Interest expense and other                (731)      (405)      --            --           (731)      (405)
Provision for income taxes              (2,079)    (3,689)      60 (1)        67 (1)     (2,019)    (3,622)
                                      --------   --------   ------       -------       --------   --------
Net income                            $  4,222   $  8,025   $ (512)      $(2,252)      $  3,710   $  5,773
                                      ========   ========   ======       =======       ========   ========

---------------

 * One UK pound sterling equivalent to $1.52, which represents the average exchange rate for the eight months ended August 31, 1994.

(1) To depreciate buildings straight-line over 50 years for GSG and PG.

(2) To amortize historical goodwill balances straight-line over 40 years.

                       SERVICE CORPORATION INTERNATIONAL

The following adjustments were made to the historical financials of OGF/PFG to restate historical financial statements to US GAAP:

                                               =======================================================
                                               HISTORIC AMOUNTS                        AS REPORTED IN
                                                 CONVERTED TO                           UNAUDITED PRO
                                                 U.S. DOLLARS         ADJUSTMENTS      FORMA COMBINED
                                                     IN                 TO US            STATEMENT
                                                   F GAAP               GAAP             OF INCOME
                                               ----------------       -----------     ----------------
Dollars in thousands
Revenues                                       $    500,884           $   8,257 (3)   $        509,141
Costs and expenses                                 (467,825)                472 (2)           (471,390)
                                                                             18 (5)
                                                                         (4,055)(3)
Other income (expense)                              (18,044)               (129)(1)            (18,075)
                                                                           (384)(2)
                                                                            136 (3)
                                                                            350 (4)
                                                                             (4)(5)
Gain on sale of subsidiaries                         57,474                  --                 57,474
Provision for income taxes                          (18,927)             (1,019)(4)            (21,176)
                                                                             (6)(5)
                                                                         (1,224)(3)
                                               ------------           ---------       ----------------
Net income                                     $     53,562           $   2,412       $         55,974
                                               ============           =========       ================

---------------

 * One French franc equivalent to $.1802, which represents the average exchange rate for the year ended December 31, 1994.

(1) To record the effect of FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

(2) To record capital leases to comply with FAS No. 13 "Accounting for Leases."

(3) To consolidate OGF/PFG's wholly owned life insurance subsidiary, which was recorded under the equity method of accounting by OGF/PFG, to comply with FAS No. 94 "Consolidation of All Majority-Owned Subsidiaries," FAS No. 60 "Accounting and Reporting by Insurance Enterprises" and FAS No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments."

(4) To record FAS No. 109 "Accounting for Income Taxes."

(5) To record FAS No. 87 "Employers' Accounting for Pension" and FAS No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions."

                       SERVICE CORPORATION INTERNATIONAL

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1995

              =====================================================================================================================
                                 HISTORICAL                                                  PRO FORMA
In thousands, -------------------------------------------------    ----------------------------------------------------------------
  except         THE                                    OTHER
  per share    COMPANY                                ACQUIRED       ACQUISITION       COMBINED     OFFERINGS            COMBINED
  amounts     HISTORICAL     OGF/PFG     GIBRALTAR    COMPANIES      ADJUSTMENTS       SUBTOTAL     ADJUSTMENTS           TOTAL
              ----------    ---------    ---------    ---------    ----------------   ----------    ----------         ------------
Revenues      $  701,762    $ 272,632    $  45,556    $ 18,439      $    (843) (G1)     $1,034,319     $     --          $1,034,319
                                                                       (3,227) (G2)
Costs and
 expenses       (479,105)    (257,606)     (38,031)    (16,370)           362  (G1)       (778,192)        (132) (P1)      (778,324)
                                                                        4,222  (G2)
                                                                        1,019  (G3)
                                                                          112  (G4)
                                                                         (718) (G5)
                                                                          479  (O1)
                                                                         (482) (C1)
                                                                          (32) (C2)
                                                                          857  (F1)
                                                                       (1,409) (F2)
                                                                       12,670  (F3)
                                                                       (6,822) (F4)
                                                                          (52) (F5)
                                                                          362  (F6)
                                                                        2,352  (F7)
                ----------    ---------    ---------    ---------    --------           ----------    ----------         ----------
Gross profit       222,657       15,026        7,525       2,069        8,850              256,127         (132)            255,995
General and
administrative
  expenses         (23,471)          --           --          --           --              (23,471)          --             (23,471)
                ----------    ---------    ---------    ---------    --------           ----------    ----------         ----------
Income from
  operations       199,186       15,026        7,525       2,069        8,850              232,656         (132)            232,524
Interest
  expense          (52,809)      (1,901)      (2,361)       (308)       2,144  (G6)        (79,080)     (10,155) (P2)       (70,443)
                                                                       (4,503) (G7)                       7,752  (P3)
                                                                       (2,714) (O1)                      10,749  (P4)
                                                                       (2,519) (C3)                         291  (P5)
                                                                      (20,468) (F8)
                                                                        6,359  (F9)
Dividends on
  preferred
  securities
  of SCI
  Finance LLC       (5,391)          --           --          --           --               (5,391)          --              (5,391)
Other income
  (expense)          3,073        4,111          (47)         --        1,451  (C4)          5,305           --               5,305
                                                                        3,185  (F10)
                                                                       (6,468) (F11)
                ----------    ---------    ---------    ---------    --------           ----------    ----------         ----------
Income before
  income
  taxes            144,059       17,236        5,117       1,761      (14,683)             153,490        8,505             161,995
Provision for
  income
  taxes            (56,039)      (8,857)      (2,121)       (685)         872  (O2)        (60,678)      (2,977) (P6)       (63,655)
                                                                        1,122  (C5)
                                                                          602  (G8)
                                                                        4,428  (F12)
                ----------    ---------    ---------    ---------    --------           ----------    ----------         ----------
Net income      $   88,020    $   8,379    $   2,996    $  1,076     $ (7,659)          $   92,812     $  5,528          $   98,340
                 =========    =========     ========    =========    ========            =========    =========           =========
Earnings per
  share:
    Primary     $     0.91                                                                                               $     0.92
                 =========                                                                                                =========
    Fully
     diluted    $     0.85                                                                                               $     0.86
                 =========                                                                                                =========
    Primary
     weighted                                                           3,287  (G9)
     average
     shares         96,729                                                147  (O3)                       7,300  (P7)       107,463
                 =========                                                                                                =========
    Fully
     diluted
     weighted                                                           3,287  (G9)
     average
     shares        112,611                                                147  (O3)                       7,300  (P7)       123,345
                 =========                                                                                                =========

See note (F13) to this unaudited pro forma combined statement of income for the six months ended June 30, 1995.

                       SERVICE CORPORATION INTERNATIONAL

         NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1995

1995 OTHER ACQUIRED COMPANIES

(O1) To record a reduction to costs and expenses for the 1995 Other Acquired Companies based on results actually achieved by the Company for the periods subsequent to acquisition in the amount of $1,860,000 offset in part by additional costs and expenses of $1,381,000 resulting from the effect of applying purchase accounting adjustments, primarily amortization and depreciation.

       Interest expense was added for debt and convertible debentures, issued in the purchase of the 1995 Other Acquired Companies, at stated rates. In addition, interest expense has been added for the cash portion of the purchase price assumed to be borrowed by the Company at the Company's weighted average borrowing rate of 6.14% for the six months ended June 30, 1995 under its existing revolving credit facilities. At September 8, 1995, the borrowing rate was 5.89%.

(O2) To record the tax effect for the 1995 Other Acquired Companies pro forma adjustments.

(O3) To give effect to the additional time period during which the Company common stock (in the case of the primary and fully diluted weighted average number of shares) and convertible debt (in the case of the fully diluted weighted average number of shares) issued during the period between January 1, 1995 and June 30, 1995 in respect to the acquisition of the 1995 Other Acquired Companies would have been outstanding for the six months ended June 30, 1995 if all of such acquisitions had occurred as of January 1, 1994.

CANADA

(C1) To record the additional amortization of names and reputations (based on 40 year straight-line amortization) created from the acquisition of the SCIC minority interest.

(C2)   To record the additional costs of SCIC's cemetery interment rights sold.

(C3) To record the estimated interest expense for the September 5, 1995 purchase of the SCIC minority interest ($62,578,000) assumed to have been borrowed by the Company under its existing revolving credit facilities. The calculation was based on a weighted average annual three month Canadian banker's acceptance borrowing rate plus 25 basis points for the six months ended June 30, 1995 (8.05%). At September 5, 1995, the borrowing rate was 6.31%.

(C4)   To eliminate the 1995 SCIC minority interest charge.

(C5) To record the tax effect for SCIC's minority interest pro forma adjustments.

GIBRALTAR

(G1) To conform Gibraltar's prearranged funeral accounting to the Company's. The revenue adjustment includes $604,000 of revenue relating to earnings on amounts held in trust which Gibraltar recognized currently which would be deferred under the Company's accounting policies and $239,000 of revenue recognized by Gibraltar relating to certain prearranged funeral payments not required to be held in trust which would also be deferred under the Company's accounting policies. The adjustment to costs and expenses for $362,000 relates to prearranged funeral selling expenses that would be capitalized under the Company's accounting policies but were recognized currently by Gibraltar.

(G2) To conform Gibraltar's cemetery accounting to the Company's. This includes an adjustment to reclassify $3,227,000 of revenues and costs and expenses relating to contract cancellations. In addition, this adjustment includes a reduction of Gibraltar's historical costs and expenses for $995,000, representing reduced cost accruals for certain cemetery sales.

                       SERVICE CORPORATION INTERNATIONAL

(G3) To eliminate Gibraltar corporate expenses consisting primarily of former owner salaries and duplicate home office personnel expenses.

(G4)   To eliminate the historical Gibraltar goodwill amortization expense.

(G5) To record the additional cost of Gibraltar's cemetery interment rights sold.

(G6) To eliminate the interest expense on Gibraltar debt assumed to be repaid by the Company.

(G7) To record additional interest expense for the cash portion of the purchase price assumed to be borrowed by the Company under its existing revolving credit facilities. The Company's weighted average borrowing rate for such revolving credit facilities was 6.14% for the six months ended June 30, 1995. At September 8, 1995, the borrowing rate was 5.89%.

(G8)   To record the tax effect of Gibraltar's pro forma adjustments.

(G9) To reflect the issuance of 3,286,759 shares in respect to the acquisition of Gibraltar that would have been outstanding if the acquisition had occurred as of January 1, 1995. The shares were assumed to be issued at $35.75 per share (the closing stock price on September 8, 1995).

OGF/PFG

(F1)   To eliminate the historical OGF/PFG goodwill amortization expense.

(F2) To record the amortization of names and reputations (based on 40 year straight-line amortization) created from the acquisition of OGF/PFG by the Company.

(F3) To eliminate OGF/PFG's historical depreciation expense which was calculated using shorter depreciable asset lives than does the Company under its accounting policies. Additionally, OGF/PFG, for certain assets, used accelerated depreciation methods. The Company uses a straight-line method of depreciation expense recognition.

(F4) To record the depreciation expense on OGF/PFG's property, plant and equipment using the Company's depreciation policies based on the current fair value.

(F5) To record the amortization of the present value of future profits related to OGF/PFG's life insurance subsidiary, net of the amount allocated to policyholders, under French insurance regulations.

(F6) To eliminate the amortization of deferred acquisition costs related to the life insurance subsidiary which were recorded in OGF/PFG's historical income statement.

(F7) To eliminate historical OGF/PFG expenses that will not continue under the Company's ownership. Such costs are primarily the result of OGF/PFG personnel whose positions were permanently eliminated and professional expenses incurred in anticipation of the acquisition of OGF/PFG by the Company.

(F8) To record interest expense on amounts borrowed under the French Revolving Credit Agreement ($589,570,000) at 7.22% which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the six months ended June 30, 1995 applied to a French franc balance as of June 30, 1995 and translated at the weighted average exchange rate for the six months ended June 30, 1995. At September 8, 1995, the borrowing rate was 5.95%.

(F9) To eliminate interest expense on amounts borrowed under the French Revolving Credit Agreement that the Company intends to repay with $183,180,000 of OGF/PFG cash acquired. OGF/PFG received substantially all of this cash from the sale, in 1994, of its investment in PG to the Company. The reduction was calculated using a weighted average annual interest rate of 7.22%, which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the six months ended June 30, 1995 applied to a French franc balance as of June 30, 1995 and translated at the weighted average exchange rate for the six months ended June 30, 1995. At September 8, 1995, the borrowing rate was 5.95%.

                       SERVICE CORPORATION INTERNATIONAL

(F10) To eliminate OGF's six month charge for the minority interest in PFG assuming acquisition of 100% of PFG by the Company.

(F11) To eliminate OGF/PFG historical interest income earned on OGF/PFG excess cash ($183,180,000) that the Company intends to use to partially repay borrowings under the French Revolving Credit Agreement.

(F12)  To record the tax effect of the OGF/PFG pro forma adjustments.

(F13) The earnings of OGF/PFG's life insurance subsidiary for the six months ended June 30, 1995 included realized losses on sales of portfolio debt securities. The net effect of the debt security sales, after profit participation by policyholders, was a loss before income taxes of approximately $7,950,000. On August 25, 1995, the Company adopted a policy with respect to OGF/PFG's life insurance subsidiary to hold all debt securities to maturity. Had the Company's investment policy been in effect during the period, such security sales would not have occurred.

1995 PUBLIC OFFERINGS

(P1) To record the amortization expense expected to result from the estimated costs and expenses associated with the Senior Notes Offerings.

(P2) To record the estimated interest expense on the Senior Notes Offerings at an assumed annual interest rate of 6.77% as if such notes had been issued January 1, 1994 (net proceeds of $297,765,000).

(P3) To record the estimated reduction in interest expense resulting from the assumed partial repayment of $252,520,000 of indebtedness under the Company's existing revolving credit facilities from the assumed net proceeds of the Common Stock Offering. The reduction was calculated using a weighted average annual interest rate of 6.14%, which represents the weighted average borrowing rate under the Company's existing revolving credit facilities for the six months ended June 30, 1995 (5.89% at September 8, 1995).

(P4) To record the estimated reduction in interest expense from the assumed partial repayment of $297,765,000 of indebtedness under the French Revolving Credit Agreement from the assumed net proceeds of the Senior Notes Offerings. The reduction was calculated using a weighted average annual interest rate of 7.22%, which represents the weighted average three month PIBOR borrowing rate plus 25 basis points for the six months ended June 30, 1995 (5.95% at September 8, 1995).

(P5) To record the estimated decrease in net interest expense resulting from a planned cross currency hedging transaction as if such transaction had been entered into on January 1, 1994. Assuming September 8, 1995 market conditions, this transaction would effectively convert $150,000,000 of fixed rate indebtedness into fixed rate French franc indebtedness (7.22%) and $150,000,000 of fixed rate indebtedness into floating rate French franc indebtedness (based on PIBOR plus 45 basis points). Under this transaction, the Company would receive an average U.S. dollar 6.88% interest rate and pay an average French franc 6.69% interest rate. With this transaction, the Company's net investment in OGF/PFG will be hedged against currency risk.

(P6) To record the tax effect of the offerings' pro forma adjustments at the Company's statutory tax rate.

(P7) To record the anticipated issuance of 7,300,000 shares under the Common Stock Offering as if such shares had been issued January 1, 1994 at an assumed stock price of $35.75 per share (the closing stock price on September 8, 1995) (net proceeds of $252,520,000).

                       SERVICE CORPORATION INTERNATIONAL

The following adjustments were made to the historical financials of OGF/PFG to restate historical financial statements to US GAAP:


                                                  ====================================================
                                                   HISTORIC
                                                   AMOUNTS                              AS REPORTED IN
                                                  CONVERTED                             UNAUDITED PRO
                                                      TO                                    FORMA
                                                     U.S.              ADJUSTMENTS         COMBINED
                                                   DOLLARS               TO US            STATEMENT
Dollars in thousands                              IN F GAAP              GAAP             OF INCOME
                                                  ----------           ---------       ----------------
Revenues                                          $  275,318           $      78 (1)   $        272,632
                                                                          (2,764)(3)
Costs and expenses                                  (254,536)                260 (2)           (257,606)
                                                                            (755)(5)
                                                                          (2,575)(3)
Other income (expense)                                 3,901                 (29)(1)              2,210
                                                                            (200)(2)
                                                                          (1,500)(3)
                                                                            (133)(4)
                                                                             171 (5)
Provision for income taxes                            (9,020)               (104)(4)             (8,857)
                                                                             267 (5)
                                                  ----------           ---------       ----------------
Net income                                        $   15,663           $  (7,284)      $          8,379
                                                  ==========           =========       ================

---------------

 * One French franc equivalent to $.1983, which represents the average exchange rate for the six months ended June 30, 1995.

(1) To record the effect of FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

(2) To record capital leases to comply with FAS No. 13 "Accounting for Leases."

(3) To consolidate OGF/PFG's wholly owned life insurance subsidiary, which was recorded under the equity method of accounting by OGF/PFG, to comply with FAS No. 94 "Consolidation of All Majority-Owned Subsidiaries," FAS No. 60 "Accounting and Reporting by Insurance Enterprises" and FAS No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." The earnings of OGF/PFG's life insurance subsidiary for the six months ended June 30, 1995 included realized losses on sales of debt securities. The net effect of the debt security sales, after profit participation by policyholders, was a loss before income taxes of approximately $7,950,000.

(4) To record FAS No. 109 "Accounting for Income Taxes."

(5) To record FAS No. 87 "Employers' Accounting for Pension" and FAS No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of the Common Stock by non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto.

As used herein, "non-United States holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, and it means any estate or trust that is not subject to United States taxation on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States.

This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, United States Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income and estate taxation that may be relevant to a particular non-United States holder's decision to purchase the Common Stock.

ALL PROSPECTIVE NON-UNITED STATES PURCHASERS OF THE COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK.

DIVIDENDS

Except as provided below with respect to the payment of dividends to certain partnerships, dividends paid to a non-United States holder of the Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under currently effective Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of the country in determining the applicability of a treaty for those purposes. Proposed Treasury Regulations, if finally adopted, would require a non-United States holder to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Those forms would contain the holder's name and address and, subject to a de minimis exception, an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof. However, except as may be otherwise provided in an applicable income tax treaty, a non-United States holder will be taxed at ordinary federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of the non-United States holder within the United States and will not be subject to the withholding tax described above. Certain certification requirements must be complied with to claim an exemption from withholding on effectively connected dividends. If the non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-United States holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may apply for a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If the holder of Common Stock is a domestic or foreign partnership engaged in a United States trade or business, the partnership will generally be required to withhold tax on any effectively connected dividend includible in the distributive share of partnership income (the "Distributive Share") of a partner who is a non-United States holder, whether or not distributed, at the highest applicable rate of United States taxation (currently, 39.6% for a non-corporate partner and 35% for a corporate partner). A domestic partnership will be required to withhold tax at the 30% withholding tax rate (or applicable treaty rate) on any dividend includible in the Distributive Share of a partner that is a non-United States holder that is not an effectively connected dividend, whether or not distributed. Different withholding requirements may apply to partnerships, the interests of which are publicly traded, and those partnerships are accordingly advised to consult their tax advisors.

DISPOSITION OF STOCK

Non-United States holders generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of the Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the non-United States holder within the United States (in which case the branch profits tax described under "--Dividends" above may also apply if the holder is a foreign corporation), (ii) in the case of a non-United States holder who is a non-resident alien individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-United States holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates or
(iv) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and, if the Common Stock is considered "regularly traded" during the year of the disposition of the Common Stock, the non-United States holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the Common Stock. Generally, this last rule for stock in United States real property holding corporations takes precedence over relief provided by tax treaties. However, non-United States holders who would be subject to United States federal income taxes with respect to gain recognized on a sale or other disposition of the Common Stock should consult applicable treaties, which may provide different rules.

FEDERAL ESTATE TAXES

Common Stock that is owned or treated as being owned at the time of death by a non-United States holder who is a non-resident alien individual will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Generally, dividends paid to non-United States holders outside the United States that are subject to the 30% or treaty-reduced rate of withholding tax will be exempt from the 31% backup withholding tax. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the United States where that broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by United States shareholders), unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's United State federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their names below:

                                                                               =============
                                                                                   NUMBER OF
                                                                                      SHARES
                                                                               -------------
        U.S. UNDERWRITERS
        J.P. Morgan Securities Inc.
        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated

                                                                               -------------
             Subtotal                                                              5,840,000
                                                                               -------------
        INTERNATIONAL MANAGERS
        J.P. Morgan Securities Ltd.
        Cazenove & Co.
        Merrill Lynch International Limited
        UBS Limited

                                                                               -------------
             Subtotal                                                              1,460,000
                                                                               -------------
                  Total                                                            7,300,000
                                                                               =============

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken. The closing of the United States Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the United States Offering.

Pursuant to the Agreement Between U.S. and International Underwriting Syndicates, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (i) it is not purchasing any shares of Common Stock being sold by it (the "U.S. Shares") for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriting Syndicates, each International Manager has represented and agreed that, with certain exceptions set forth below, (i) it is not purchasing any shares of Common Stock being sold by it (the "International Shares") for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriting Syndicates. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

Pursuant to the Agreement Between U.S. and International Underwriting Syndicates, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares of Common Stock so sold shall be the per share public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

Pursuant to the Agreement Between U.S. and International Underwriting Syndicates, each U.S. Underwriter has represented that it has not offered or sold, and agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing the shares of Common Stock, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which the offer is made, and that the dealer will deliver to any other dealer to whom it sells any such shares of Common Stock a notice containing substantially the same statement as is contained in this sentence.

Pursuant to the Agreement Between U.S. and International Underwriting Syndicates, each International Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock, other than to a person whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the sale of the shares of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at that price less
a concession not in excess of $     per share. The Underwriters may allow, and
those dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial public offering of the Common Stock offered hereby, the public offering price and such concessions may be changed.

Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 1,095,000 shares of Common Stock at the public offering price set forth on the cover page hereof less the underwriting discount. The U.S. Underwriters may exercise the option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent this option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to the U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Underwriters may be required to make in respect thereof.

J.P. Morgan Securities Inc. ("JPMS"), Cazenove & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and UBS Limited ("UBS") and/or their affiliates from time to time provide commercial banking and/or investment banking services to the Company for which they receive customary fees and expense reimbursement. JPMS, Merrill Lynch and an affiliate of UBS are acting as underwriters in connection with the Senior Notes Offerings. As of September 11, 1995, JPMS and certain of its affiliates beneficially owned (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) approximately 11.04% of the outstanding Common Stock, such figure representing beneficial ownership in both a fiduciary capacity on behalf of third parties and for their own accounts. As of that date, JPMS and such affiliates owned the economic interest in less than 1% of the outstanding Common Stock.

The Company and each of its executive officers have agreed not to effect any offer, sale or other disposition of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock (except, in the case of the Company, for the shares of Common Stock offered hereby, the issuance of shares of Common Stock upon conversion of the Company's presently outstanding convertible securities and pursuant to the Company's existing employee benefit plans as in effect on the date hereof and, subject to certain limitations, in connection with acquisitions) for a period of 90 days after the date of this Prospectus Supplement, without the prior consent of JPMS.

                                  [SCI LOGO]

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS     *
*  SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING  *
*  TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE    *
*  COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE  *
*  ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS       *
*  DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE              *
*  ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE   *
*  SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE   *
*  SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE      *
*  WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE     *
*  SECURITIES LAWS OF ANY SUCH STATE.                                     *
***************************************************************************

PROSPECTUS SUPPLEMENT                                 Subject to Completion

(To Prospectus dated September 13, 1995)                 September 13, 1995

7,300,000 Shares

                                                FILED PURSUANT TO RULE 424(b)(2)
                                                REGISTRATION NO. 33-60683

LOGO
SERVICE CORPORATION INTERNATIONAL

Common Stock
(par value $1 per share)

Of the 7,300,000 shares of Common Stock, $1 par value (the "Common Stock" or the "SCI Common Stock"), of Service Corporation International, a Texas corporation (the "Company"), offered hereby, 1,460,000 shares initially are being offered outside the United States and Canada (the "International Offering") by the International Managers (the "International Managers") and 5,840,000 shares initially are being offered in the United States and Canada (the "United States Offering" and, together with the International Offering, the "Offering" or the "Common Stock Offering") by the U.S. Underwriters (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). The offering price and underwriting discount for the International Offering and the United States Offering are identical. See "Underwriting."

The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SRV." On September 12, 1995, the reported last sale price of the Common Stock on the NYSE was $37.00 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
                                                        Price to        Underwriting    Proceeds to
                                                        Public          Discount(1)     Company(2)
--------------------------------------------------------------------------------------------------------
Per Share                                               $               $               $
--------------------------------------------------------------------------------------------------------
Total(3)                                                $               $               $
--------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional 1,095,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds
to Company will be $          , $          and $          , respectively. See
"Underwriting."

The shares of Common Stock offered by this Prospectus Supplement are being offered by the International Managers, subject to prior sale, when, as and if delivered to and accepted by the International Managers, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters, and certain other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made against
payment therefor on or about           , 1995, at the offices of J.P. Morgan
Securities Inc., 60 Wall Street, New York, New York 10260.

J.P. MORGAN SECURITIES LTD.
                                 CAZENOVE & CO.
                                             MERRILL LYNCH INTERNATIONAL LIMITED
                                                                     UBS LIMITED
           , 1995